Exhibit 99.1

NEW GOLD COMPLETES 100% CONSOLIDATION OF THE FREE CASH FLOW INTEREST IN ITS NEW AFTON MINE

(All dollar figures are in US dollars unless otherwise indicated)

TORONTO, May 1, 2025 /CNW/ -  New Gold Inc. ("New Gold" or the "Company") (TSX: NGD) (NYSE American: NGD) is pleased to announce that the previously announced agreement with Ontario Teachers' Pension Plan ("Ontario Teachers'") to acquire the remaining 19.9% free cash flow interest in the Company's New Afton Mine ("New Afton") (the "Transaction") has now closed. The Company has now fully consolidated its free cash flow interest in New Afton to 100% and terminated all existing agreements with respect to Ontario Teachers' free cash flow interest in New Afton.

About New Gold

New Gold is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada, the New Afton copper-gold mine and the Rainy River gold mine. New Gold's vision is to be the most valued intermediate gold and copper producer through profitable and responsible mining for our shareholders and stakeholders. For further information on the Company, visit www.newgold.com.

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SOURCE New Gold Inc.

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%CIK: 0000800166

For further information: For further information, please contact: Ankit Shah, Executive Vice President and Chief Strategy Officer, Direct: +1 (416) 324-6027, Email: ankit.shah@newgold.com; Brandon Throop, Director, Investor Relations, Direct: +1 (647) 264-5027, Email: brandon.throop@newgold.com

CO: New Gold Inc.

CNW 17:00e 01-MAY-25